NEWS RELEASE

ELD No. 08 –27

TSX: ELD  AMEX: EGO

September 30, 2008

Exploration Update

(all figures in U.S. dollars unless otherwise noted)

VANCOUVER, BC – Norman S. Pitcher Chief Operating Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to present an update of its 2008 exploration activities in Turkey, China, Brazil and Nevada, USA. Subsequent to the Brazauro Resources transaction Eldorado anticipates planned total exploration expenditures to be $20.0 million in 2008.

Turkey

Exploration in Turkey has focused on the Kisladag, Efemçukuru, and Sayacik Projects as well as regional reconnaissance and license evaluations.

Kisladag

The 2007 drilling program at Kisladag was successful in identifying new inferred resources in the deeper, western portions of the deposit. The 2008 program is designed to increase the confidence of these resources and to continue following the mineralized trend to the west.

The final drill hole of the 2008 program is currently being drilled at Kisladag which will result in a total of approximately 16,500 meters of diamond and reverse circulation drilling.  Of these, 7 holes were geotechnical holes designed to assist in defining final pit wall design.

Of the 30 holes drilled for mineralization at Kisladag, results have been received for 20, and the significant assay intervals are listed in Table 1 and shown in Figure 1.  The mineralized portions of the geotechnical holes will be submitted for assaying once the detailed logging is completed.  The results for the remaining 10 exploration holes are expected by mid-October.

The results to date of the 2008 program continue to show that there is potential to increase the deposit dimensions both laterally and at depth.

Table 1

HOLE #	FROM (M)	LENGTH	AU G/T	COMMENTS
303	-	No significant values
304	185.00	107.5	1.45	Outside pit limits, extends mineralization to west
307	-	No significant values
309	27.50	57.5	1.06	Infill, below pit limits
309	120.00	62.5	0.75	Infill, below pit limits
310	137.50	15.0	1.01	Indicated-inferred contact, oxide
310	342.50	57.5	0.76	Indicated-inferred contact, sulfide
311	67.50	27.5	0.91	Oxide
312	95.00	80.0	0.80	Sulfide
312	217.50	27.5	0.75	Sulfide
315	175.00	132.5	1.56	Infill
315	405.00	27.4	1.08	Ended in mineralization
321	42.50	52.5	0.91	New oxide zone
321	142.50	252.5	0.91	New oxide zone
325	227.50	47.5	0.55	Extends mineralization to west
325	380.00	25.0	0.74	Extends mineralization to west
326		No significant values
327		No significant values
329	145.00	37.5	0.76	Extends mineralization to west
329	402.50	12.3	0.56	Sulfide
330		No significant values
331	247.50	20.0	0.70
332		Pending
333		No significant values
334	62.40	45.0	0.73	New oxide zone

Efemçukuru

Exploration at Efemçukuru in 2008 has focused on mapping and geochemical sampling outside of the main ore zones, and preparation for a small drilling program which targets the North Ore Shoot (“NOS”).

The results of the geochemical sampling are presented in Figure 2.

The sampling has confirmed several previously known targets, including the Kestanebeleni NW gold-silver zone, and the Kokarpinar anomalies (main, NW and SE).  In addition, two silver-base metal anomalies (Goktepe) have been identified which are associated with flat lying faults and replacement style mineralization in calcareous sediments.

Previous drilling in the main zone at Efemçukuru (the South and Middle Ore Shoots of the Kestanebeleni vein) has identified a proven and probable mineral reserve of 3,785,000 tonnes at 10.04 g/t for 1,221,000 ounces.  Due to drilling access considerations, future drilling on the down dip extensions of the South Ore Shoot and Middle Ore Shoot will take place once underground access is established.  We have recently initiated a 10 hole (2,000 meters) diamond drilling program targeting the NOS, which has seen limited exploration in the past and is the on strike extension of the main ore zones.

Sayacik

The Sayacik Project is a volcanic center adjacent to, and overlapping with, the Kisladag volcanic complex.

Prior to 2008, work at Sayacik consisted of wide spaced geochemical sampling, regional mapping and limited drilling.  This year the exploration crews have extended the soil sampling lines, taken rock chip samples, and done more detailed mapping over the areas of interest.

Four anomalies have been identified at Sayacik based on soil and rock chip geochemistry peripheral to the previously drilled central altered intrusive (see Figure 3).  These anomalies will be targets of a continued 2008/2009 work program that will include induced polarization geophysics and diamond drilling.

Turkey Regional

Reconnaissance activities in Turkey for 2008 focused on license and auction evaluations in the Biga Peninsula, Pontides, and Central and Eastern Turkey. Potential licenses for porphyry Au-Cu mineralization and for epithermal type of Au mineralization were obtained in the Pontides, and Central and Eastern Turkey. A total of 57,500 hectares of land were acquired.

Evaluation of the licenses was completed for most of the existing blocks located in Biga Peninsula and Pontides including Koyulhisar, Kapanbelen, Aydoğan and Yavuzkemal license blocks. A total of 37,500 hectares of land was dropped.

A 5,000-scale mapping and data compilation for Doğancılar (Biga Peninsula) prospect was completed and the low sulfidation style, Au vein structures are planned to be mapped in detail during Q4 2008.

China

Tanjianshan (“TJS”)

The 2008 exploration activities at TJS have centered on extensions to the Qinlongtan (“QLT”) deposit and the XJG deposit, which is located south of the current mining area at Jinlonggou (“JLG”), as well as some limited drilling at JLG North and a new prospect DSG.

At QLT drilling was done at the QLT South area and at QLT deep, which is the extension of the main ore zone in the QLT pit.

QLT South drilling followed up on the 2007 program in which one drill hole intercepted 10.0 meters at 20.6 g/t.  Generally low grade assays were obtained in the 2008 program and these results need to be evaluated before any additional work is planned in this area.

Four deep holes were drilled to the west below the pit bottom at QLT targeting the extension of the ore zone at depth.   Based on the negative results of these holes and a structural review of the lower benches it is postulated that the mineralized zone may have steepened or is dipping steeply to the west.  Accordingly, we will drill 3-4 holes directed easterly and expect these to be finished by the end of October.  QLT deep is envisaged as an underground target that could supplement the mill feed with high grade oxide ore.

The XJG target is situated south west of the JLG pit area (see Figures 4 & 5).  Approximately 10,000 meters has been drilled at XJG, where the target units are sulphide mineralized phyllites associated with quartz diorite intrusives.  The depth of the mineralized zone indicates that this would be potentially mined by underground access.  Significant results to date are shown in Table 2, and there are an additional 9 holes with assay results pending.

Table 2

HOLE	FROM (m)	TO (m)	INTERVAL (m)	AU GRADE (G/T)
XD-017	176.00	185.90	9.90	5.43
XD-018	147.70	160.50	12.80	7.75
	165.60	171.50	5.90	3.67
XD-023	46.90	47.90	1.00	4.80
XD-024	144.50	145.50	1.00	7.90
	153.50	154.50	1.00	5.67
KD-025	50.30	51.10	0.80	4.76
	69.70	71.00	1.40	10.40
KD-029	99.20	100.40	1.20	7.09
XD-031	216.00	221.60	5.60	5.59
	248.00	249.20	1.20	8.97
XD-034	86.00	90.80	4.80	5.02
	103.50	105.00	1.50	7.08
XD-035	6.00	14.50	8.50	18.79
Including	7.20	11.80	4.60	28.80
	50.00	51.20	1.20	2.03
XD-036	92.40	92.80	0.40	20.50
XD038	98.70	101.00	2.30	3.01
XD-042	65.00	69.00	4.00	5.98
	254.00	269.00	15.00	8.18
Including	256.00	257.00	1.00	24.82
Including	265.00	267.00	2.00	23.06
	275.00	279.40	4.40	7.70
XD-045	124.00	130.20	6.20	7.39
	183.00	191.00	8.00	4.50
	216.00	219.00	3.00	34.57
XD-049	107.40	110.60	3.20	2.70
	193.60	194.70	1.10	4.95
	273.60	274.20	0.50	8.31
XD-051	71.80	77.20	5.40	6.60
	207.30	208.40	1.10	6.87
	213.30	214.40	1.10	3.48
XD-055	176.20	177.50	1.30	4.09
XD-056	33.40	34.70	1.30	16.85
	72.80	74.00	1.20	9.96
	78.40	79.30	1.00	7.40
	88.50	94.50	6.00	2.68
XD-057	2.80	5.60	2.80	2.61
	14.50	17.70	3.20	3.56
	49.00	52.00	3.00	2.16

Brazil

On July 9, 2008 Eldorado announced a agreement to earn a 75% interest in Brazauro Resources Corporation’s 43,000 hectare Tocantinzinho Project (“TZ Project”) in the Tapajo’s district of Para State, Brazil.  Under the terms of the agreement Eldorado will spend Cdn $9.5 million over the next 24 months to acquire an option to purchase 60% of the project for Cdn $40.0 million. The agreement also addresses partnering of additional exploration in the Tapajos District.

Tocantinzinho is a granite hosted stockwork deposit with 1.05 million ounces in the indicated resource category and 1.04 million ounces in inferred. Eldorado has planned an approximately 16,000 meter drilling program designed to upgrade the resource confidence and allow the Company to take the project to feasibility level, while exploring for on-strike and down dip extensions of the ore body.

Elsewhere in Brazil, Eldorado is carrying out regional exploration in the Carajas region of Para State, consisting of soil and stream sediment sampling in areas associated with geophysical anomalies

Exploration Update for Nevada

Geological mapping and rock sampling by our JV partner AuEx has been ongoing at the four JV properties in Nevada for the past three months. The projects locations are shown on Figure 6.

A ground magnetometer survey is in progress at the Klondike North project and a 2500 meter RC drilling program will commence there in late October.

Geological mapping at the Buffalo Canyon project has identified a number of mesothermal quartz veins with gold values up to 8 g/t gold. Elsewhere on the property secondary copper mineralization has been observed in small endoskarn bodies. A ground magnetometer survey is planned to better define the intrusive bodies at depth. Initial planning is under way to locate drill sites and access roads on the project in order to start the permitting process for a drilling program in 2009.

A trenching program is planned at the Hays Canyon project to locate the source of a boulder train of intensely silicified rhyodacite breccia with anomalous gold geochemistry of 0.3-0.8 ppm. This will be followed by a drilling program to commence in 2009.

Geological mapping at the Green Monster Project has identified a fault zone on the Western margin of a graben structure as the main focus for jasperoid development in the area. A revised geological model is being developed to identify drill targets for permitting and drilling in 2009.

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples from our Turkish projects are prepared at Eldorado’s facility in Turkey and assayed at the ALS facility in Vancouver, Canada.  Samples from our Chinese projects are prepared at our on-site facility in China and assayed at the ALS facility in Guangzhou, China.  For all projects, analyses for gold is done on sawn half core samples and reverse circulation cuttings using fire assay (AA finish).    Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey, China, Greece and surrounding regions. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

Norman S. Pitcher

Norman S. Pitcher

Chief Operating Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Website: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Figure 1 Kisladag 2008 Drill Program Location Map

eldoradogold

57.5m@1.06g/t Au
62.5m@0.75g/t Au
47.5m@0.74g/t Au
15.0m@1.01g/t Au oxide
57.5m@0.76g/t Au
Current Open Pit Limit
107.5m@1.45g/t Au including
70.0m@1.93g/t Au
80.0m@0.80g/t Au
27.5m@0.75g/t Au
GC-343
GR-318
GR-312
GR-306
GC-330
GR-310
37.5m@0.76g/t Au
12.3m @0.56g/t Au
GR-305
GC-339
GC-332
GC-301
GC-302
GC-340
GC-329
GC-304
GC-341
52.5m@0.91g/t Au oxide
252.5m@0.91g/t Au
27.5m@0.91g/t Au oxide
N
GR-307
GR-314
GC-342
GC-335
35.0m@0.58g/t Au oxide
50.0m@0.61g/t Au
GC-334
GR-311
GC-321
GC-337
GC-303
GC-325
45.0m@0.73g/t Au oxide
0
125
250
meters
GC-336
GC-338
GC-326
47.5m@0.55g/t Au
25.0m@0.74g/t Au
15.0m@1.03g/t Au
132.5m@1.56g/t Au
27.4m@1.08g/t Au
2008 Assayed
2008 Results Pending
42.5m@1.10g/t Au

Figure 2 Efemcukuru Geochemistry

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N
W
E
S
0
250
500
meters
Kokarpınar NW
Au-Ag
Target
Göktepe
Ag-Cu-Pb-Zn-Mo-Bi-S
Anomalies
Kestanebeleni NW
Au-Ag Target
NOS
(Drilling in progress)
Kokarpınar
Vein Target
MOS
KESTANEBELENI VEIN
DEPOSIT
SOS
Kokarpınar SE
Target
GEOLOGY LEGEND
Vein O/C
Stockwork Veining
Rhyolite
Serpentinite
Hornfels
Schist
Spillite
Phyllite
Soils (Au ppm)
5 to 20
1 to 5
0.5 to 1

Figure 3 Sayacik Geochemistry

eldoradogold

N
W
E
S
0
500
1000
meters
Sayacik Vocanic Complex
Kisladag Vocanic Complex
Neogene sediments
Tavşan Target Area
Sayacik Au-Ag-Bi Anomaly
Demir Tepe Au-Ag-As Anomaly
Gedik Au-As-Sb Anomaly
Rock (Au ppb)
> 1,000
500 to 1,000
250 to 500
100 to 250
50 to 100
< 50
Soil (Au ppb)
40 to 400
20 to 40
10 to 20
Alteration
Silicification
Potassic Alteration
Prophylitic Alteration
Argillic Alteration
Phyllic Alteration

Figure 6 AuEx Joint Venture Projects

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Hays Canyon
Buffalo Canyon
Green Monster
Klondike North
WALKER LANE MINERAL BELT
EUREKA-BATTLE MTN. TREND
CARLIN TREND
Winnemucca
Battle Mountain
Carlin
Elko
Wells
Currie
Reno
Carson City
South Lake Tahoe
Austin
Eureka
Ely
Hawthorne
Basalt
Tonopah
Goldfield
Las Vegas
Sunrise Manor
Spring Valley
N
E
S
W
0
50
100
kilometres
Sediment hosted Au deposits
Vocanic hosted Au deposits
JV Locations